Filed by Alcatel

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lucent Technologies Inc.

Commission File No. 001-11639

On August 10, 2006, Alcatel and Lucent Technologies, Inc. issued a joint internal communication release. The text of the communication follows.

Additional appointments for leadership team members of combined company: General Counsel and Worldwide Integrated Supply Chain and Procurement Organization

Today we are pleased to announce two more appointments to the senior leadership team of the combined company. Bill Carapezzi has been named general counsel and Martin Lehnich will serve as vice president of the Worldwide Integrated Supply Chain and Procurement Organization for the combined company. This follows the July 10 and July 26 announcements of several key appointments to the combined company’s senior leadership team.

Bill took over the post of senior vice president, general counsel and corporate secretary for Lucent Technologies in 2004. He oversees Lucent's Corporate Law division and supports Lucent's Board of Directors on corporate governance matters. He also serves as Lucent's chief compliance officer, leading Lucent's Office of Business Conduct and he supports the Lucent Foundation and Environmental Health and Safety Organization.

Prior to his current position, Bill’s previous positions with the company included vice president of taxes and vice president and treasurer. He has a Bachelor's degree in accounting from Fairfield University; a J.D. from Western New England School of Law; and a L.L.M. in Taxation from New York University School of Law. He joined the company in 1989 as a member of AT&T’s Law Division.

Martin currently holds the position of executive vice president Operations of Alcatel Shanghai Bell and is a member of Alcatel’s global Industrial Committee. Prior to his current position he was vice president Operations for Alcatel Asia Pacific. He joined Alcatel in 1992 as an R&D engineer and has held various senior positions in General Management and Operations in Europe and Asia Pacific / China. He graduated from University of Stuttgart, Germany with a master degree in Physics.

Both Bill and Martin will report to Frank D’Amelio, who has been named to the post of chief administrative officer and senior EVP Integration of the combined company. They will begin their new roles immediately after the merger transaction has been completed, which we now expect to happen before the end of this calendar year.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS AND OTHER IMPORTANT INFORMATION

This document contains statements regarding the proposed transaction between Lucent and Alcatel, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about Lucent's and Alcatel’s managements’ future expectations, beliefs, goals, plans or prospects that are based on current expectations, estimates, forecasts and projections about Lucent and Alcatel and the combined company, as well as Lucent’s and Alcatel’s and the combined company’s future performance and the industries in which Lucent and Alcatel operate and the combined company will operate, in addition to managements’ assumptions. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement entered into by Lucent and Alcatel; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our respective global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to Lucent’s annual report on Form 10-K for the year ended September 30, 2005 and quarterly reports on Form 10-Q for the periods ended December 31, 2005 and March 31, 2006 and Alcatel’s annual report on Form 20-F for the year ended December 31, 2005, as amended, as well as other filings by Lucent and Alcatel with the U.S. Securities and Exchange Commission (the “SEC”). Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Lucent and Alcatel disclaim any intention or obligation to update any forward-looking statements after the distribution of this document, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

In connection with the proposed transaction between Lucent and Alcatel, Alcatel has filed a registration statement on Form F-4 (File no. 333-133919) (the "Form F-4"), which includes a definitive proxy statement/prospectus, dated August 4, 2006, relating to the Alcatel ordinary shares underlying the Alcatel American Depositary Shares (“ADS”) to be issued in the proposed transaction. Alcatel and Lucent have also filed, and intend to continue to file, additional relevant materials with the SEC, including a registration statement on Form F-6 (the “Form F-6” and together with the Form F-4, the “Registration Statements”) to register the Alcatel ADSs to be issued in the proposed transaction. The Registration Statements and the related proxy statement/prospectus contain and will contain important information about Lucent, Alcatel, the proposed transaction and related matters. Investors and security holders are urged to read the Registration Statements and the related proxy statement/prospectus carefully, and any other relevant documents filed with the SEC, including all amendments, because they contain important information. Investors and security holders may obtain free copies of the documents filed with the SEC by Lucent and Alcatel (including the Form F-4, the related proxy statement/prospectus and, when filed, the Form F-6) through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of materials filed with the SEC by Lucent and Alcatel (including the Form F-4, the related proxy statement/prospectus and, when filed, the Form F-6) by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500 and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.

Lucent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 and the definitive proxy statement/prospectus for the proposed transaction. Additional information regarding these directors and executive officers is also included in Lucent’s proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on or about January 3, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Lucent by contacting Investor Relations at www.lucent.com, by mail to 600 Mountain Avenue, Murray Hill, New Jersey 07974 or by telephone at 908-582-8500.

Alcatel and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Lucent in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Form F-4 and the definitive proxy statement/prospectus for the proposed transaction. Additional information regarding these directors and executive officers is also included in Alcatel’s annual report on Form 20-F filed with the SEC on March 31, 2006, as amended on August 4, 2006 and August 7, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Alcatel by contacting Investor Relations at www.alcatel.com, by mail to 54, rue La Boétie, 75008 Paris, France or by telephone at 33-1-40-76-10-10.